Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ZyVersa Therapeutics, Inc. on Form S-3 of our report dated March 25, 2024, (except for the effects of the reverse stock split discussed in Note 11, as to which the date is July 11, 2024), which includes an explanatory paragraph as to ZyVersa Therapeutics, Inc. ability to continue as a going concern, with respect to our audit of the consolidated financial statements of ZyVersa Therapeutics, Inc. as of December 31, 2023 and for the year ended December 31, 2023 appearing in the Annual Report included in the Post-effective Amendment No.1 to Form S-1 (No. 333-275320). We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum LLP

New York, NY

December 20, 2024